UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

RIGETTI COMPUTING, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40140	83-0950636
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer
Identification No.)

775 Heinz Avenue
Berkeley, California 94710
(Address of principal executive offices)

Jeffrey Bertelsen, Chief Financial Officer

(510) 210-5550

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which this information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 — Conflict Minerals Disclosure

This Form SD of Rigetti Computing, Inc. (the “Company,” “our” or “we”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and in accordance with the Instructions to Form SD except, however, that we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

Rule 13p-1 was adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “conflict minerals,” defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are currently limited to tantalum, tin, and tungsten (collectively, “3TG”). Pursuant to Rule 13p-1, publicly traded companies that determine 3TG is necessary to the functionality or production of products the company manufactures or contracts to manufacture must conduct a reasonable country of origin inquiry to determine if any of such 3TG originated in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the “Covered Countries”).

Item 1.01 Conflict Minerals Disclosure and Report

Overview

We build quantum computers and the superconducting quantum processors that power them. We are headquartered in Berkeley, California, with operations in the United States, the United Kingdom, Australia and Canada.

We own and operate Fab-1, a unique wafer fabrication facility dedicated to prototyping and producing our quantum processors and we manufacture our multi-chip quantum processor technology there. We leverage our chips through a full-stack product development approach, from quantum chip design and manufacturing through cloud delivery or direct sales of our systems to our customers. Since 2017, we offer our full-stack quantum computing platform as a cloud service to a wide range of end-users, directly through our Rigetti QCS platform and through cloud service providers. In 2023, we began selling our Novera QPU quantum computers to end users, of which we have sold and/or received orders for nine to date. The Novera QPU is a 9-qubit quantum processing unit (“QPU”) based on our fourth generation Ankaa™-class architecture featuring tunable couplers and a square lattice for denser connectivity and fast 2-qubit operations. The Novera QPU is manufactured in our Fab-1 manufacturing facility.

Our quantum computing systems require dilution refrigerators for the purpose of cooling the systems and related signal transmission and shielding hardware to near absolute zero temperatures. We purchase commercially available dilution refrigerators, and we contract to manufacture a variety of components and assemblies for installation into the dilution refrigerators (the “Applicable Products”), which include components that contain 3TG. Therefore, we are subject to the reporting obligations of Rule 13p-1.

We rely on third-party suppliers for a variety of custom-plated metal parts that are used to manufacture the Applicable Products and to source any necessary materials for such parts, including 3TG. Accordingly, we are several levels removed from the mining, smelting or refining of 3TG. As such, we rely on our third-party suppliers to provide us with information regarding the source of 3TG that is necessary to the functionality or production of our Applicable Products.

We believe in the responsible sourcing of minerals and conducting our business worldwide with respect for human rights and in compliance with applicable laws. We have adopted a policy to support our expectation that our business partners take steps to determine if their products contain 3TG and to implement supply chain due diligence processes to identify sources of these minerals. We have communicated with our suppliers regarding Rule 13p-1 compliance.

Most of our suppliers have expressed a commitment to the responsible sourcing of minerals, such as 3TG, including through the implementation of supply chain responsibility programs.

Reasonable Country of Origin Inquiry

In accordance with Rule 13p-1, we undertook a reasonable country of origin inquiry (“RCOI”) for the reporting period from January 1, 2025 to December 31, 2025 to determine whether the 3TG necessary to the functionality or production of our Applicable Products was sourced from Covered Countries.

We directly contacted each supplier of parts for the Applicable Products to obtain its declaration relating to its sourcing of 3TG, if applicable. We conducted a supply-chain survey with our suppliers using the Conflict Minerals Reporting Template (“CMRT”) from the Responsible Minerals Initiative. We reviewed each supplier’s completed CMRT for consistency, completeness, and accuracy, and, with respect to some matters, requested and received further evidence, both oral and written, to validate or clarify responses.

We believe our RCOI process was reasonably designed and performed in good faith. However, there are inherent limitations in the information provided by third parties, including, but not limited to, potential inaccuracies, incompleteness or falsified information despite our efforts to review the information.

Results of our RCOI

Based on our RCOI process described above, we are unable to reasonably and reliably ascertain the source and chain of custody of all 3TG necessary to the functionality or production of our Applicable Products. In general, most of our suppliers reported that either 3TG was not present in their products or the 3TG present was not sourced from Covered Countries. Certain responding suppliers did not receive complete responses to supply chain surveys from their suppliers and, accordingly, we cannot reasonably determine the source of such 3TG or whether 3TG was present in their products.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

A copy of the information contained in this Form SD is also publicly available on our investor relations website at https://investors.rigetti.com/financial-information/sec-filings, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02 Exhibit

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RIGETTI COMPUTING, INC.

By:	/s/ Jeffrey Bertelsen
Jeffrey Bertelsen
Chief Financial Officer

Date: May 19, 2026